SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Transact Technologies Incorporated
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   892918-10-3
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                                 (CUSIP Number)


                                 Mr. Niles Moser
                              210 Stokes Farm Road
                        Franklin Lakes, New Jersey 07417
                            Telephone: (201) 847-1832
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
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                                October 16, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 892918-10-3
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

             Niles Moser
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
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3)  SEC Use Only
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4)  SOURCE OF FUNDS                                      PF
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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION                 USA
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NUMBER OF       7)       SOLE VOTING POWER                     0
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8)       SHARED VOTING POWER             327,500*
OWNED BY        ----------------------------------------------------------------
EACH            9)       SOLE DISPOSITIVE POWER                0
REPORTING       ----------------------------------------------------------------
PERSON WITH     10)      SHARED DISPOSITIVE POWER        327,500*
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         327,500*
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12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [ ]
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.6%
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14) TYPE OF REPORTING PERSON                             IN
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* Beneficial ownership of 185,000 shares of common stock reported hereunder is being reported solely due to the fact that the Reporting Person is the sole member of POS Partners LLC, a New Jersey limited liability company ("POS"). Beneficial ownership of an additional 142,500 shares of common stock reported hereunder is being reported solely due to the fact that the Reporting Person is a partner in Mogen Investment, a New Jersey general partnership (the "Partnership"). The Reporting Person expressly disclaims beneficial ownership of any shares beneficially owned by the Partnership. See Items 5 and 6 hereof.

ITEM 1. SECURITY AND ISSUER


        Item 1 to the Reporting Persons' Schedule 13D filed on March 8, 2001, as amended by Amendment No. 1 thereto filed on April 10, 2002, (the "Original Filing") is hereby incorporated herein by this reference. Capitalized terms used but not otherwise defined herein have the meaning given in the Original Filing.


ITEM 2. IDENTITY AND BACKGROUND


        Item 2 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

        This Schedule 13D is filed on behalf of Mr. Niles Moser. Mr. Moser is the sole member of POS Partners LLC, a New Jersey limited liability company ("POS"), and a U.S. citizen. Mr. Moser is referred to as the "Reporting Person."

        The business address of the Reporting Person is 210 Stokes Farm Road, Franklin Lakes, New Jersey 07417. The principal business of the Reporting Person is investing.

        The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


        Item 3 to the Original Filing is hereby incorporated herein by this reference, except that the term "Reporting Parties" is hereby deleted and replaced with the term "Reporting Person".


ITEM 4. PURPOSE OF TRANSACTION


        Item 4 to the Original Filing is hereby deleted in entirety and amended to provide as follows:

        The Reporting Person intends to hold all shares of Common Stock that they may be deemed to beneficially own for investment. The Reporting Person may, in the future, acquire or dispose of additional shares of Common Stock, but does not presently intend to do so. This intention may change depending upon market conditions or other circumstances.

        The Reporting Person has no present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 under the Securities Exchange Act of 1934, as amended. In the future, however, the Reporting Person reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 to the Original Filing is hereby deleted in entirety and amended to provide as follows:


        (a) (i) As of the date of this Amendment, the Reporting Person may be deemed to beneficially own the number of shares of Common Stock of the Issuer described below:

                 1. Mr. Moser may be deemed to be the beneficial owner of 327,500 shares of Common Stock. Beneficial ownership of 185,000 shares of Common Stock is being reported solely due to the fact that Mr. Moser is the sole member in POS, which is the record owner of such 185,000 shares. Beneficial ownership of an additional 142,500 shares of Common Stock reported hereunder is being reported solely due to the fact that Mr. Moser is a partner in Mogen Investment, a New Jersey general partnership (the "Partnership"). Mr. Moser expressly disclaims beneficial ownership of all shares beneficially owned by the Partnership. See Item 6 hereof. By virtue thereof, Mr. Moser may be deemed to beneficially own 5.7% of Issuer's Common Stock.

        The above percentages are computed based on the number of outstanding shares of Common Stock reported by the Issuer in its Report on Form 10-Q for the quarter ended on June 30, 2003, and assumes no exercise of warrants or options or conversion of any convertible security by any person other than the Reporting Person.

        The Reporting Person disclaims the existence of a "group" between or among him and the Partnership and between or among him and any or all of the other partners in the Partnership, in each case within the meaning of
Section 13(d)(3) of the Exchange Act.


        (b) By reason of Mr. Moser's status as sole member of POS, Mr. Moser may be deemed to have sole voting and dispositive power with respect to the 185,000 shares of Common Stock POS may be deemed to beneficially own. By reason of Mr. Moser's status as a general partner in the Partnership, Mr. Moser may be deemed to share the power to vote and dispose of the 142,500 shares of Common Stock beneficially owned by the Partnership. See Item 6 hereof.

        (c) During the 60 days ending on October 16, 2003, the Partnership disposed of an aggregate of 7,500 shares of Common Stock, and Mr. Moser disposed of an aggregate of 20,000 shares of Common Stock, for a combined aggregate of 27,500 shares, by means of open market transactions on the dates and at the prices per share set forth below:

           Sales by Partnership

           Date                       Number           Price

           September 18, 2003         3,000            $16.99
           October 7, 2003            2,000            $18.40
           October 9, 2003            2,000            $18.96
           October 10, 2003             500            $18.96

           Sales by Mr. Moser

           Date                       Number           Price

           September 15, 2003         5,000            $15.99
           October 7, 2003            2,500            $18.75
           October 9, 2003            2,500            $18.99
           October 16, 2003           2,500            $19.99
           October 16, 2003           7,500            $21.00


        (d) Not applicable.


        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 to the Original Filing is hereby incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 to the Original Filing is hereby incorporated herein by this reference.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 17, 2003

                               /s/ Niles Moser
                               -------------------
                                    NILES MOSER